                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                          REPORT OF FOREIGN ISSUER
                 PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                  For the quarter ended September 30, 1998

                    Sparkling Spring Water Group Limited
                    ------------------------------------

                One Landmark Square, Stamford CT, USA 06901
                -------------------------------------------
                  (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]



     Form 20-F     X         Form 40-F
                 ----                     ----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]



     Yes                     No          X
              ----                     ----

     SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


          Sparkling Spring Water Group Limited


                         By:
                                --------------------------------------
                         Name:  David M. Arnold
                         Title: Vice President Finance, Treasurer


Date:
      -----------------

                      TABLE OF ADDITIONAL REGISTRANTS

                                                            STATE OR OTHER    PRIMARY STANDARD
                                                            JURISDICTION OF      INDUSTRIAL
                                                           INCORPORATION OF    CLASSIFICATION
EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER         ORGANIZATION       CODE NUMBER
Sparkling Spring Water Limited                               Nova Scotia           5149
Spring Water, Inc.                                           Delaware              5149
Cullyspring Water Co., Inc.                                  Washington            5149
Crystal Springs of Seattle, Inc.                             Delaware              5149
Crystal Springs Drinking Water, Inc.                         Washington            5149
Crystal Springs Acquisition, Inc.                            Delaware              5149
Mountain Fresh Acquisition Corp.                             Delaware              5149
Water Jug Enterprises Limited                                Nova Scotia           5149
Withey's Water Softening & Purification Ltd.                 Nova Scotia           5149
Aqua Care Water Softening & Purification Inc.                Nova Scotia           5149
High Valley Water Limited                                    Nova Scotia           5149
3003969 Nova Scotia Limited                                  Nova Scotia           5149
Coastal Mountain Water Corp.                                 British Columbia      5149
Canadian Springs Water Company Limited                       Nova Scotia           5149
Sparkling Spring Water UK Limited                            UK                    5149
Aquaporte (UK) Limited                                       UK                    5149
Krystal Fountain Water Co. Limited                           UK                    5149
Marlborough Employment Limited                               Scotland              5149
Water at Work Limited                                        Scotland              5149
Natural Water Limited                                        Scotland              5149

     The address of the principal executive offices of each of the Additional Registrants is the same as for Sparkling Spring Water Group Limited, as set forth on the cover page of this Report.

                    Sparkling Spring Water Group Limited

                       Quarterly Report On Form 6 - K
                   For The Quarter Ended September 30, 1998

                                    INDEX

                                                                           Page
Part I    Financial Information

Item 1.   Financial Statements

          Consolidated Balance Sheets as of September 30, 1998
          and December 31, 1997. . . . . . . . . . . . . . . . . . . . . .   1

          Consolidated Statements of Operations for the three and nine
          month periods ended September 30, 1998 and 1997. . . . . . . . .   2

          Consolidated Statements of Cash Flows for the nine months
          ended September 30, 1998 and 1997. . . . . . . . . . . . . . . .   3

          Notes to Consolidated Financial Statements . . . . . . . . . . .   4

Item 2.   Management's Discussion And Analysis Of
          Financial Condition And Results Of Operations. . . . . . . . . .   7

Part II   Other Information

Item 6.   Exhibits and Reports on Form 6-K . . . . . . . . . . . . . . . .  11

Part I   Financial Information

Item 1.   Financial Statements


                     SPARKLING SPRING WATER GROUP LIMITED

                         CONSOLIDATED BALANCE SHEETS

                                                 September 30,    December 31,
                                                      1998            1997
                                                 -------------    ------------
ASSETS                                            (Unaudited)

Current
Cash and cash equivalents                         $  6,784,579    $ 27,507,257
Accounts receivable                                 16,370,763       8,267,315
Inventories                                          1,730,144       1,751,562
Prepaid expenses                                     2,293,543       1,536,755
                                                  ------------    ------------
  Total current assets                              27,179,029      39,062,889

Deferred taxes                                       1,541,188       1,379,736
Fixed assets                                        31,586,649      23,307,315
Goodwill and deferred charges                       52,886,421      43,248,972
Other assets                                         1,108,000              --
                                                  ------------    ------------
  Total assets                                    $114,301,287    $106,998,912
                                                  ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current
Accounts payable and accrued liabilities          $ 11,175,464    $  6,645,552
Income tax payable                                     811,751       1,042,567
Unearned revenue                                       304,535          75,488
Customer deposits                                    4,620,082       3,396,466
Debt due within one year                             1,173,251       1,189,868
                                                  ------------    ------------
  Total current liabilities                         18,085,083      12,349,941
                                                  ------------    ------------
Obligations under capital leases                     2,627,846       2,485,204
Senior bank loan                                     3,811,416              --
Other loans                                            814,235       1,123,617
Subordinated notes payable                         100,000,000     100,000,000
                                                  ------------    ------------
  Total long-term liabilities                      107,253,497     103,608,821
                                                  ------------    ------------
Temporary equity (note 7)                              262,080              --
                                                  ------------    ------------
Shareholders' equity (deficit)
Capital Stock
Issued and outstanding:
Class D common shares 1,383,328
 (1997-1,383,328)                                    5,760,564       6,269,204
Less: Subscriptions receivable                        (230,003)       (230,003)
                                                  ------------    ------------
                                                     5,530,561       6,039,201
Cumulative translation adjustment                   (1,428,108)       (770,729)
Deficit                                            (15,401,826)    (14,228,322)
                                                  ------------    ------------
  Total shareholders' equity (deficit)             (11,299,373)     (8,959,850)
                                                  ------------    ------------
  Total liabilities and
   shareholders' equity (deficit)                 $114,301,287    $106,998,912
                                                  ============    ============


                           SEE ACCOMPANYING NOTES

                     SPARKLING SPRING WATER GROUP LIMITED

                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (Unaudited)

                                                Three Months   Twelve Weeks    Nine Months    Nine Months
                                                    Ended          Ended          Ended          Ended
                                                September 30,  September 30,  September 30,  September 30,
                                                     1998           1997           1998           1997
                                                -------------  -------------  -------------  -------------
Revenue:
   Water                                         $10,645,773    $ 7,211,302    $27,126,999    $19,536,818
   Rental                                          3,868,235      2,790,050     10,182,050      7,776,599
   Other                                           1,973,796      1,496,208      5,492,216      4,484,361
                                                 -----------    -----------    -----------    -----------
     Total revenue                                16,487,804     11,497,560     42,801,265     31,797,778
                                                 -----------    -----------    -----------    -----------
Cost of sales:
   Water                                           1,964,701      1,476,184      5,422,273      3,881,307
   Other                                             871,213        745,035      2,313,323      1,982,330
                                                 -----------    -----------    -----------    -----------
     Total cost of sales                           2,835,914      2,221,219      7,735,596      5,863,637
                                                 -----------    -----------    -----------    -----------
Gross profit                                      13,651,890      9,276,341     35,065,669     25,934,141

Expenses:
   Selling, delivery and administrative            8,783,326      5,657,137     23,199,363     16,817,876
   Depreciation and amortization                   1,912,501      1,147,774      5,504,505      3,918,398
   Acquisition, integration and related
    expenses (note 9)                              1,825,000             --      1,825,000             --
                                                 -----------    -----------    -----------    -----------
Operating profit                                   1,131,063      2,471,430      4,536,801      5,197,867

Interest expense                                   1,693,960      1,172,146      5,997,125      2,900,528
                                                 -----------    -----------    -----------    -----------
Income (loss) before income taxes                   (562,897)     1,299,284     (1,460,324)     2,297,339
Provision for (recovery of) income taxes            (100,000)       547,314       (286,820)     1,063,640
                                                 -----------    -----------    -----------    -----------
Net income (loss)                                $  (462,897)   $   751,970    $(1,173,504)   $ 1,233,699
                                                 ===========    ===========    ===========    ===========
Basic earnings (loss) per share                       $(0.33)         $0.44         $(0.85)         $0.71
                                                 ===========    ===========    ===========    ===========
Diluted earnings per share                            $  N/A          $0.40            N/A          $0.64
                                                 ===========    ===========    ===========    ===========


                           SEE ACCOMPANYING NOTES

                    SPARKLING SPRING WATER GROUP LIMITED

                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (Unaudited)

                                                              Nine        Nine Months
                                                          Months Ended       Ended
                                                          September 30,  September 30,
                                                              1998            1997
                                                          -------------  -------------
OPERATING ACTIVITIES
Net income (loss)                                         $ (1,173,504)  $  1,233,699
Items not requiring cash
  Depreciation and amortization                              5,504,505      3,918,398
  Deferred taxes                                              (161,452)       301,794
  Unrealized gain on cross currency swap                    (2,748,614)            --
                                                          ------------   ------------
                                                             1,420,935      5,453,891

Net change in non-cash working capital balances             (1,126,435)    (1,913,872)
                                                          ------------   ------------
Cash provided by operating activities                          294,500      3,540,019
                                                          ------------   ------------
INVESTING ACTIVITIES
Purchase of fixed assets, net                               (7,888,658)    (5,749,761)
Acquisitions                                               (14,853,048)   (19,835,497)
Increase in other assets                                    (1,108,000)            --
                                                          ------------   ------------
Cash used in investing activities                          (23,849,706)   (25,585,258)
                                                          ------------   ------------
FINANCING ACTIVITIES
Increase in long-term debt                                   4,657,863     24,048,786
Repayment of long-term debt                                 (1,379,094)    (1,998,069)
Issuance of common shares                                      262,080         19,153
Increase in deferred charges                                  (875,339)    (1,174,907)
                                                          ------------   ------------
Cash provided by financing activities                        2,665,510     20,894,963
                                                          ------------   ------------
Effect of foreign currency translation on cash                 167,018       (182,590)
                                                          ------------   ------------
Decrease in cash and cash equivalents during the period    (20,722,678)    (1,332,866)
Cash and cash equivalents, beginning of period              27,507,257      2,230,735
                                                          ------------   ------------
Cash and cash equivalents, end of period                  $  6,784,579   $    897,869
                                                          ============   ============


SUPPLEMENTAL CASH FLOW DISCLOSURE
Interest paid                                             $  6,130,173   $  2,552,109
                                                          ============   ============

Income taxes paid                                         $    347,118   $    207,890
                                                          ============   ============


                           SEE ACCOMPANYING NOTES

                     SPARKLING SPRING WATER GROUP LIMITED

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                                (Unaudited)

1.  Basis of Presentation

     Sparkling Spring Water Group Limited ("Sparkling Spring") is incorporated under the laws of the Province of Nova Scotia, Canada and provides containered water to home and office markets in British Columbia and the Maritime provinces of Canada, England, Scotland and the Pacific Northwestern United States. The Company uses the US$ as its reporting currency and the Canadian dollar as its functional currency.

     The accompanying unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements of the Company reflect all adjustments necessary to present fairly the financial position of the Company, the results of its operations and the changes in its financial position for the interim periods presented. All such adjustments are of a normal recurring nature.

     The accompanying consolidated financial statements should be read in conjunction with the Audited Financial Statements for the year ended December 31, 1997 and the notes thereto contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.  Seasonal Nature of Business

     Operating results for the three and nine month periods ended September 30, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998 due to the seasonal nature of the business. This seasonality results from a combination of higher unit sales of the Company's products in the second and third quarters and the accounting for such administrative and other overhead costs including but not limited to depreciation, amortization and interest expense which are not significantly impacted by business seasonality.

3.  Inventories

    Inventories consist of the following:

                                      September 30,   December 31,
                                           1998           1997
                                      -------------   ------------
                                       (unaudited)
     Packaging materials                $  893,327     $  973,583
     Goods for resale                      540,783        502,608
     Cooler parts                          152,218        151,208
     Other                                 143,816        124,163
                                        ----------     ----------
                                        $1,730,144     $1,751,562
                                        ==========     ==========

4.  Reorganization

     The Board of Directors approved a reorganization of Sparkling Spring Water Group Limited ("Group") which became effective August 31, 1998. In this reorganization shareholders and option holders of Group exchanged their shares and options to acquire common stock of Group for shares and options to acquire common stock of a new holding company, Sparkling Spring Water Holdings Limited ("Holdings"). Holdings was formed to increase corporate flexibility and provide additional access to capital markets. Group has advanced $1.1 million to Holdings for administrative expenses and to provide partial payment to purchase stock options previously issued by Group to an executive officer who resigned in March 1998. This advance is in the form of a loan with interest at 15% per annum.

                    SPARKLING SPRING WATER GROUP LIMITED

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                                (Unaudited)

5.  Financial Instruments

     In December 1997, the Company entered into two cross currency interest rate swaps with a US bank to more closely match the interest requirements of its subordinated notes with the cash flows earned by the Company's Canadian and UK subsidiaries. The Company entered into a $30 million US six year swap in British pounds sterling and a $28 million US five year swap in Canadian dollars. The semi annual interest payments are approximately 1.1 million pounds on the pounds sterling swap and $2.2 million Canadian dollars on the Canadian swap. At September 30, 1998 and December 31, 1997, the aggregate fair market value of the two swaps was approximately $3,111,000 and $423,000 in favor of the Company respectively. Of these amounts approximately $2,749,000 and $115,000 were recorded as a reduction in interest expense for the nine months ended September 30, 1998 and the year ended December 31, 1997 respectively.

     In October 1998 the Company closed out its Canadian dollar swap, realizing cash proceeds of $3.4 million.

6.  Earnings per Share

     The Company has adopted Statement of Financial Accounting Standard No. 128 (SFAS No. 128), Earnings per Share. SFAS No. 128 replaces the previous standards for presentation of primary and fully diluted earnings per share (EPS) with basic and diluted EPS. Basic EPS excludes the dilutive effect of the exercise of all outstanding options and warrants. Diluted EPS includes the dilutive effect of the exercise of all outstanding options and warrants. The effect of the exercise of outstanding options and warrants has not been included in the computation of earnings per share for the three and nine months ended September 30, 1998 as the effect would be antidilutive.

     The weighted average number of shares used to calculate basic and diluted earnings (loss) per share is 1,383,328 and 1,635,525 respectively for the three and nine month periods ended September 30, 1998 and 1,728,246 and 1,980,443 respectively for the three and nine month periods ended September 30, 1997.

7.   Common Stock

     In January 1998, certain key managers of the Company subscribed for an aggregate of 9,360 shares of Common Stock of the Company. The shares were recorded at $28 per share, representing the estimated fair value as determined by an agreed upon formula. These managers have granted an option to Sparkling Spring enabling Sparkling Spring to repurchase these shares of Common Stock at any time at their estimated fair market value determined in accordance with the same agreed upon formula price. Sparkling Spring is obligated to repurchase these shares at the option of the key managers for the same formula price during a one-month period each year, subject to any financial covenants and financing requirements affecting the Company. The shares are shown as "Temporary Equity" in the Company's financial statements.

8.   Acquisitions

     On February 24, 1998, the Company purchased all of the outstanding capital stock of Coastal Mountain Water Corp. (Coastal) for approximately $4.3 million. Coastal is based in Vancouver, British Columbia and focuses on the direct delivery of eighteen litre containers of water to residential and commercial customers and the rental of water coolers.

     On May 15, 1998, the Company purchased all of the outstanding shares of Krystal Fountain Water Co. Limited (Krystal Fountain) for approximately $6.7 million. Krystal Fountain operates in the M25 area in London, England.

     On August 31, 1998, the Company purchased the assets of the Springfield Water Division of Brio Industries Inc. for approximately $3.9 million. Springfield operates primarily in the Vancouver, British Columbia market.

                    SPARKLING SPRING WATER GROUP LIMITED

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                (Unaudited)

8.   Acquisitions (cont'd)

     The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions of D&D and Company, Inc., High Valley Water Limited, Withey's Water Softening and Purification Limited, Marlborough Employment Limited, Soja Enterprises Inc., Crystal Spring Bottled Water Co., Inc., Cullyspring Water Co., Inc., Crystal Springs Drinking Water Inc., Coastal Mountain Water Corp., Krystal Fountain Water Co. Limited and Springfield Water Company had occurred at January 1, 1998 and January 1, 1997.

                                      Nine Months    Nine Months
                                         Ended          Ended
                                     September 30,  September 30,
                                          1998           1997
                                     -------------  -------------
     Total revenue                    $45,661,928    $41,794,307
     Net income (loss)                 (1,218,572)       502,484
     Extraordinary item                       ---            ---
     Basic income (loss) per share        $ (0.88)       $  0.29

9.   Acquisition, Integration and Related Expenses

     In 1998 the Company completed the acquisitions of Coastal Mountain Water Corp., Krystal Fountain Water Co. Limited and Springfield Water Company. In integrating these acquisitions into the Company's existing business, non - recurring costs were incurred to reduce and relocate staff, convert the acquired business' computer systems, close acquired facilities and blend acquired customers into the Company's existing routes. Further, costs were incurred in connection with a potential acquisition which will not be completed. The components of the acquisition, integration and related charges are as follows:

     Write-off of costs associated with an
       acquisition which did not close               $  125,000
     Severance, relocation and related costs            350,000
     Conversion of computer systems                     375,000
     Route blending                                     550,000
     Facility closure and other integration costs       425,000
                                                     ----------
                                                     $1,825,000
                                                     ==========


10.  Financing Arrangements

     On May 26, 1998, the Company completed a $40 million senior credit facility for purposes of financing future capital investments, working capital, business acquisitions and general corporate purposes. The loan facility matures in 2007. The Company's payment obligations under the credit facility are secured by a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the credit facility rank senior to the payment of the Company's subordinated notes payable.

ITEM 2.   Management's Discussion And Analysis Of
          Financial Condition And Results Of Operations

     The following is management's discussion and analysis of certain significant factors which have affected the Company's financial position and operating results during the periods included in the accompanying consolidated financial statements.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated certain statement of operations and other data of the Company.

                                          Three Months   Twelve Weeks   Nine Months    Nine Months
                                             Ended          Ended          Ended          Ended
                                          September 30,  September 30,  September30,   September 30,
                                              1998           1997           1998           1997
                                          -------------  -------------  ------------   -------------
Revenue                                      100  %         100  %         100  %         100  %
Cost of sales                                 17.2           19.3           18.1           18.4
                                             -----          -----          -----          -----
Gross profit                                  82.8           80.7           81.9           81.6
Selling, delivery and administrative          53.3           49.2           54.2           52.9
Acquisition, integration and
 related expenses                             11.1             --            4.2             --
                                             -----          -----          -----          -----
EBITDA                                        18.4           31.5           23.5           28.7
Depreciation and amortization                 11.6           10.0           12.9           12.3
                                             -----          -----          -----          -----
Operating profit                               6.8           21.5           10.6           16.4
Interest expense                              10.3           10.2           14.0            9.1
                                             -----          -----          -----          -----
Income (loss) before income taxes             (3.5)          11.3           (3.4)           7.3
Provision for (recovery of) income taxes      (0.6)           4.8           (0.7)           3.3
                                             -----          -----          -----          -----
Net income                                    (2.9)           6.5           (2.7)           4.0
                                             =====          =====          =====          =====

THREE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO THE TWELVE WEEKS ENDED SEPTEMBER 30, 1997

     REVENUE. Revenue increased $5.0 million or 43.4% to $16.5 million in the three months ended September 30, 1998 compared to $11.5 million in the twelve weeks ended September 30, 1997. Approximately $1.7 million of this increase was due to additional delivery days in the longer 1998 quarter. In addition, revenue growth was reduced by approximately $0.3 million or 2.6% due to the decline in the Canadian Dollar less benefits from a slight increase in the exchange rate for the Pound. Revenues from acquisitions completed during and after the 1997 third quarter accounted for approximately $2.8 million of the increase. The balance of the increase was from growth in sales from the Company's increasing customer base. The Company's water cooler customer locations ended the third quarter at approximately 154,000 up from 137,000 at June 30, 1998. Approximately 9,000 of this increase came from the acquisition of Springfield.

     COST OF SALES. The cost of sales increased by $0.6 million or 27.7% to $2.8 million in 1998 compared to $2.2 million in 1997. Approximately $0.3 of the increase was due to the greater number of delivery days in the 1998 quarter.
The balance of the increase was due to acquisitions completed since the 1997 period, an increase of $100,000 in the provision for obsolete inventory and growth in the Company's base operations. The cost of sales as a percentage of revenue decreased 2.1% from 19.3% in the 1997 period to 17.2% in the 1998 third quarter as a result of a lower percentage mix of lower margin small pack sales and other lower margin products including cups and coffee.

     OPERATING EXPENSES. Selling, delivery and administrative operating expenses increased by $3.1 million or 55.3% to $8.8 million in the 1998 third quarter from $5.7 million in the 1997 period. Approximately $0.8 million of this increase was due to the greater number of delivery days in the 1998 third quarter. An increase in the allowance for doubtful accounts accounted for a further $0.5 million of the increase. The balance of the increase was the result of increased business operations from businesses acquired during and after the 1997 period and from the underlying growth in the Company's water cooler location base. At the end of the third quarter of 1998 the Company's actual water cooler rental account base was up over 34% over the period ending count in 1997. The acquisition adjusted water cooler account base was up by approximately 18%.

     As a percentage of revenue, selling, delivery and administrative expenses increased from 49.2% in the 1997 period to 53.3% in the 1998 third quarter.
This increase was due to additional reserves for uncollectible accounts receivable, increased corporate personnel and systems expenditures and increased expenditures to fund customer growth.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by 66.6% or $0.8 million to $1.9 million from $1.1 million in the 1997 period. Approximately $0.2 million of this increase was due to the greater number of delivery days in the 1998 third quarter. This increase reflects the significant increase in fixed and intangible assets acquired as a result of acquisitions consummated during and after the 1997 period. In addition, this increase is a result of depreciation of capital expenditures required to support the increase in the Company's water cooler customer base and capital expenditures required to maintain existing operations.

     OPERATING PROFIT. After including a charge of $1.8 million for costs incurred to integrate the 1998 acquisitions into the Company's operations (see
Note 9 to the Notes to Consolidated Financial Statements included elsewhere in this Report), operating income decreased by $1.4 million from $2.5 million in the 1997 period to $1.1 million in the 1998 quarter. Excluding this charge, operating income increased 19.6% or $0.5 million to $3.0 million from $2.5 million in the 1997 period.

     As a percentage of revenue, operating profit decreased from 21.5% in the 1997 period to 6.8% in the 1998 quarter due principally to the acquisition and integration expenses and the increase in the allowance for doubtful accounts discussed above. Earnings before interest, taxes, depreciation and amortization expense decreased $0.6 million from $3.6 million in the 1997 period to $3.0 million in the third quarter. Excluding the integration charge EBITDA increased by $1.3 million or 34.5% to $4.9 million from $3.6 million in the 1997 period.

     INTEREST EXPENSE. Interest expense increased by $0.5 million from $1.2 million in the 1997 period to $1.7 million in the 1998 quarter. Interest expense was reduced by $1.4 million as a result of a reduction in interest expense accrued due to the fluctuating value of the Company's currency swaps (see Note 5 of the Notes to Consolidated Financial Statements included elsewhere in this Report). Interest expense for the 1998 third quarter was higher than the third quarter 1997 by $0.2 million as a result of more delivery days in the quarter. Excluding these two items, interest expense in the 1998 third quarter increased by $1.7 million over the 1997 period. This increase is the result of higher borrowing levels and interest rates as a result of the issuance of $100 million of 11.5% Senior Subordinated Notes in November of 1997. The proceeds from the Notes were used to refinance existing debt and complete a reorganization of the Company as well as to provide funding for future acquisitions, capital expenditures and working capital for the Company.

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997

     REVENUE. Revenue increased $11.0 million or 34.6% to $42.8 million in the nine months ended September 30, 1998 compared to $31.8 million in the nine months ended September 30, 1997. This increase was reduced by approximately $0.9 million or 2.7% due to the decline in the Canadian Dollar less benefits from a slight increase in the exchange rate for the Pound. Revenues from acquisitions completed during and after the 1997 third quarter accounted for approximately $8.9 million of the increase. The balance of the increase was from growth in sales from the Company's increasing customer base. The Company's water cooler customer locations ended the third quarter at approximately 154,000 up from 115,000 at December 31, 1997. Approximately 21,000 of this increase came from the acquisitions of Coastal , Krystal Fountain and Springfield.

     COST OF SALES. The cost of sales increased by $1.8 million or 31.9% to $7.7 million in 1998 compared to $5.9 million in 1997 largely as a result of acquisitions completed since the 1997 period. The cost of sales as a percentage of revenue decreased by 0.3% from 18.4% in 1997 to 18.1% in 1998 as a result of a lower percentage mix of lower margin small pack sales and other products including cups and coffee.

     OPERATING EXPENSES. Selling, delivery, and administrative operating expenses increased by $6.4 million or 37.9% to $23.2 million for the nine months ended September 30, 1998 compared to $16.8 million in the 1997 period. This increase is due to increased business operations from businesses acquired during and after the 1997 period and from the underlying growth in the Company's water cooler location base. At the end of the third quarter of 1998 the Company's actual water cooler rental account base was up over 34% over the period ending count in 1997. The acquisition adjusted water cooler account base was up by approximately 18%.

     As a percentage of revenue, selling, delivery and administrative expenses increased from 52.9% for the nine months ended September 30, 1997 to 54.2% for the nine months ended September 30, 1998. This increase is due in part to an increase in the Company's allowance for doubtful accounts of $475,000, increased marketing expenditures to fund customer growth and increased administrative charges in corporate personnel and computer systems.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by 40.5% or $1.6 million to $5.5 million from $3.9 million in the 1997 period. This increase was due to the significant increase in fixed and intangible assets acquired as a result of acquisitions consummated during and after the 1997 period. In addition, this increase is a result of depreciation of capital expenditures required to support the increase in the Company's water cooler customer base and capital expenditures required to maintain existing operations.

     OPERATING PROFIT. After including a charge of $1.8 million for costs incurred to integrate the 1998 acquisitions into the Company's operations, operating profit decreased $0.7 million to $4.5 million in 1998 from $5.2 million in 1997. Excluding this charge, operating profit increased 22.3% or $1.2 million from $5.2 million in 1997. As a percentage of revenue, operating profit decreased from 16.4% in the 1997 period to 10.6% in the nine months ended September 30, 1998 due principally to the acquisition charge as discussed above. Earnings before interest, taxes, depreciation and amortization expense increased by 10.2% or $0.9 million to $10.0 million from $9.1 million in the 1997 period as a result of the changes noted above. Excluding the acquisition and integration charge, EBITDA increased by $2.8 million or 30.2% to $11.9 million from $9.1 million in 1997.

     INTEREST EXPENSE. Interest expense increased by $3.1 million from $2.9 million in the 1997 period to $6.0 million in the 1998 period. Interest expense was reduced by approximately $2.7 million as a result of interest accrued due to the fluctuating value of the Company's currency swaps (see Note 5 of the Notes to Consolidated Financial Statements included elsewhere in this Report). Interest expense increased over 1997 as a result of higher borrowing levels and interest rates as a result of the issuance of $100 million of 11.5% Senior Subordinated Notes in November of 1997. The proceeds from the Notes were used to refinance existing debt and complete a reorganization of the Company as well as to provide funding for future acquisitions, capital expenditures and working capital for the Company.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has funded its capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities and equity investments from shareholders. The Company has utilized these sources of funds to make acquisitions, to fund significant capital expenditures at its properties, to fund operations and to service debt. The Company presently expects to fund its future capital and operating requirements at its existing operations through a combination of cash generated from operations, excess cash proceeds from the issuance of the Subordinated Notes and borrowings under the Senior Credit Facility (see below).

     Net cash provided by operating activities was $0.3 million for the nine months ended September 30, 1998 and $3.5 million for the nine months ended September 30, 1997. Net cash used in investment activities was $23.8 million in 1998 and $25.6 million in 1997. These amounts include $14.9 million related to three acquisitions completed in the nine months ended September 30, 1998 and six acquisitions completed in 1997 for $19.8 million. The Company made net capital expenditures of $7.9 million in the nine months ended September 30, 1998 and $5.7 million in 1997. Capital expenditures include expenditures related to the addition of bottling lines at existing facilities, construction of new bottling facilities, and the purchase of water bottles, water coolers and delivery trucks. Based on the Company's existing operations, management expects that the Company's capital expenditures will total approximately $8.5 to $9.0 million in 1998.

     The Company believes that the net proceeds from the sale of the Subordinated Notes together with available cash, cash generated from operations and available borrowings under the Senior Credit Facility will be sufficient to finance the Company's working capital and capital expenditure requirements for 1998 as well as some acquisitions. However, there can be no assurance that such resources will be sufficient to meet the Company's anticipated requirements or that the Company will not require additional financing within this time frame.

SENIOR CREDIT FACILITY

     On May 26, 1998, the Company closed a $40 million Senior Credit Facility (the "Credit Facility") with Toronto-Dominion. The Credit Facility will be used for general corporate purposes including working capital, acquisitions and capital expenditure financing.

     The Credit Facility is structured as a multi-currency revolving facility having a term of approximately six and one half years. Availability under the Credit Facility requires compliance with certain loan covenants. The Company's payment obligation under the Credit Facility is secured by a first priority security interest over substantially all of the assets of the Company; obligations under the Credit Facility rank senior to the payment of the Subordinated Notes.

     Amounts outstanding under the Credit Facility bear interest at specified rates based on the Canadian Banker's Acceptance or prime rates in the case of advances made in Canadian dollars, at specified rates based on the London inter-bank market in the case of advances made in British pounds sterling or U.S. dollars, and at specified rates based on the U.S. prime rate in the event of advances made in U.S. dollars. As of September 30, 1998, the Company had borrowings outstanding under the Credit Facility of $5.8 million Canadian. Based on current exchange rates and loan balances outstanding as of September 30, 1998, the Company has available $36.2 million US under the Credit Facility.

YEAR 2000

     The Company uses software and other technologies throughout its operations that will be affected by the Year 2000 issue. Each of the Company's business locations has established a team to identify and correct Year 2000 issues and in general have completed the assessment phase and are progressing with required modifications. The Company's principal financial and operational computer systems utilize software developed and supported by an outside computer software supplier. The supplier has upgraded its software for Year 2000 compliance. The software will be installed and tested at the Company's sites commencing in December 1998 and continuing in early 1999. In addition, the impact of Year 2000 on manufacturing plants and building facilities is also being addressed. The Company is also investigating the Year 2000 capabilities of suppliers, customers and other external entities, and developing contingency plans where necessary.

     The Company does not expect the costs associated with Year 2000 to be material to the Company's consolidated financial position, results of operations or cash flows. This expectation is based on the assumption that the Company has contemplated all significant actions required and that significant costs related to Year 2000 will not be incurred on behalf of the Company's customers or suppliers.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information were issued. These standards are applicable to the Company commencing with the December 31, 1998 Financial Statements and its March 31, 1999 Interim Financial Statements.

     The impact of SFAS No. 130 will be to include the change in the cumulative translation adjustment account in the determination of Comprehensive Income.

     The impact of SFAS No. 131 will be to disclose certain information about the revenues the Company derives from each of its major products in addition to segmented information for the countries in which it earns revenues and holds assets.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     Statements included in this Report that do not relate to present or historical conditions are "forward looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality and inventory controls; (vi) the market for attractive acquisitions in the bottled water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; and (ix) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.


Part II    Other Information

Item 6.   Exhibits and Reports on Form 6-K

     (a)  Exhibits
          None

     (b)  Reports on Form 6-K (incorporated by reference)

          Report on Form 6-K dated June 3, 1998 which covers:

          Press Release Dated May 19, 1998 Announcing the Acquisition of Krystal Fountain Water Co. Limited

          Press Release Dated May 27, 1998 Announcing the Completion of a $US 40 Million Senior Credit Facility with the Toronto Dominion Bank

          Report on Form 6-K dated July 13, 1998 covering the Press Release dated July 6, 1998 announcing 1st Quarter 1998 Financial Results

          Report on Form 6-K dated August 24, 1998 covering the Press Release dated August 18, 1998 announcing 2nd Quarter 1998 Financial Results

          Report on Form 6-K dated September 8, 1998 covering the Press Release dated August 31, 1998 announcing the acquisition of the assets of the Springfield Water Division of Brio Industries Inc.